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COMPANIES

VOATZ, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Engineering Growth for More Than 30 Years

Accounting | Business Consulting | Financial Advisory

To the Board of Directors
Voatz, Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying financial statements of Voatz, Inc. (the Company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Voatz, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that Voatz, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, Voatz, Inc. has experienced recurring losses and negative cash flows from operations, and has historically relied upon equity financings to maintain operations. These conditions raise substantial doubt about Voatz, Inc.'s ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
Tewksbury, Massachusetts
July 26, 2021

December 31		**2020**		2019
Assets				
Current Assets:				
Cash	**$**	**1,126,578**	$	4,879,134
Accounts Receivable		**148,615**		541,568
Other Receivable		**202,488**		-
Prepaid Expenses and Other Current Assets		**114,690**		85,042
Total Current Assets		**1,592,371**		5,505,744
Property and Equipment, Net of Accumulated Depreciation		**39,886**		56,170
Total Assets	**$**	**1,632,257**	$	5,561,914
Liabilities and Stockholders' Equity				
Current Liabilities:				
Accounts Payable	**$**	**70,117**	$	27,715
Accrued Expenses		**44,967**		35,023
Total Current Liabilities		**115,084**		62,738
Stockholders' Equity:				
Series A Convertible Preferred Stock: $0.0001 Par Value; 1,255,672 Shares Authorized, Issued and Outstanding (Liquidation Preference of $6,999,995)		**126**		126
Series Seed Convertible Preferred Stock: $0.0001 Par Value; 999,146 Shares Authorized, Issued and Outstanding (Liquidation Preference of $2,591,705)		**100**		100
Common Stock: $0.0001 Par Value; 4,850,000 Shares Authorized; 2,014,222 and 2,012,722 Shares Issued and Outstanding as of December 31, 2020 and 2019, Respectively		**201**		201
Additional Paid-In Capital		**9,582,660**		9,581,670
Accumulated Deficit		**(8,065,914)**		(4,082,921)
Total Stockholders' Equity		**1,517,173**		5,499,176
Total Liabilities and Stockholders' Equity	**$**	**1,632,257**	$	5,561,914

For the Years Ended December 31	**2020**	2019
Revenue	**$ 509,883**	$ 971,028
Cost of Revenue	**80,661**	34,798
Gross Profit	**429,222**	936,230
Operating Expenses:		
General and Administrative	**2,350,566**	1,877,428
Professional Services	**768,660**	457,847
Selling and Marketing	**728,804**	528,202
Research and Development	**566,984**	625,031
Total Operating Expenses	**4,415,014**	3,488,508
Loss from Operations	**(3,985,792)**	(2,552,278)
Other Income	**2,799**	29,660
Net Loss	**$ (3,982,993)**	$ (2,522,618)

The accompanying notes are an integral part of these financial statements.

	Series A Convertible Preferred Stock		Series Seed Convertible Preferred Stock		Common Stock		Additional		Total
	Number of Shares	$0.0001 Par Value	Number of Shares	$0.0001 Par Value	Number of Shares	$0.0001 Par Value	Paid-In Capital	Accumulated Deficit	Stockholders' Equity
Balance as of December 31, 2018	-	$ -	999,146	$ 100	2,004,910	$ 201	$ 2,616,548	$ (1,560,303)	$ 1,056,546
Issuance of Series A Convertible Preferred Stock, Net of Issuance Costs of $35,778	1,255,672	126	-	-	-	-	6,964,091	-	6,964,217
Vesting of Restricted Stock	-	-	-	-	6,250	-	-	-	-
Exercise of Common Stock Options	-	-	-	-	1,562	-	1,031	-	1,031
Net Loss	-	-	-	-	-	-	-	(2,522,618)	(2,522,618)
Balance as of December 31, 2019	1,255,672	126	999,146	100	2,012,722	201	9,581,670	(4,082,921)	5,499,176
Exercise of Common Stock Options	-	-	-	-	1,500	-	990	-	990
Net Loss	-	-	-	-	-	-	-	(3,982,993)	(3,982,993)
Balance as of December 31, 2020	1,255,672	$ 126	999,146	$ 100	2,014,222	$ 201	$ 9,582,660	$ (8,065,914)	$ 1,517,173

For the Years Ended December 31	**2020**	2019
Cash Flows from Operating Activities:		
Net Loss	**$ (3,982,993)**	$ (2,522,618)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation	**31,386**	20,052
Decrease (Increase) in Accounts Receivable	**392,953**	(367,762)
Increase in Other Receivable	**(202,488)**	-
Increase in Prepaid Expenses and Other Current Assets	**(29,648)**	(40,525)
Increase (Decrease) in Accounts Payable	**42,402**	(48,285)
Increase in Accrued Expenses	**9,944**	31,502
Net Cash Used in Operating Activities	**(3,738,444)**	(2,927,636)
Net Cash Used in Investing Activities:		
Acquisition of Property and Equipment	**(15,102)**	(41,211)
Cash Flows from Financing Activities:		
Proceeds from Exercise of Common Stock Options	**990**	1,031
Proceeds from Issuance of Series A Convertible Preferred Stock, Net of Issuance Costs	**-**	6,964,217
Net Cash Provided by Financing Activities	**990**	6,965,248
Net (Decrease) Increase in Cash	**(3,752,556)**	3,996,401
Cash, Beginning of Year	**4,879,134**	882,733
Cash, End of Year	**$ 1,126,578**	$ 4,879,134

1. Organization and Significant Accounting Policies:

Reporting Entity: Voatz, Inc. (the Company) was incorporated on December 22, 2016 as a Delaware corporation. The Company's primary objective is to create a mobile election platform that makes it possible to vote from a mobile device by leveraging the security built into the latest versions of smartphone technology and the immutability of the blockchain.

On January 30, 2020, the World Health Organization (WHO) announced an international public health emergency related to the COVID-19 outbreak. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on rapid increase in exposure globally.

The COVID-19 pandemic materially impacted the Company's operations during the year ended December 31, 2020, causing a decline in the demand for the Company's services, which resulted, in part, in a 47% decrease in revenue from the year ended December 31, 2019.

Basis of Accounting: The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (ASC) and Accounting Standards Update (ASU) of the Financial Accounting Standards Board (FASB).

Going Concern: The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is subject to a number of risks and uncertainties common to early-stage companies including the ability to obtain adequate financing, competition from larger and more established companies, the successful development and marketing of its products, protection of proprietary technology, dependence on key personnel, and the uncertainty of future profitability. The Company has experienced recurring losses and negative cash flows from operations, and has an accumulated deficit in the amount of $8,065,914 as of December 31, 2020. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management has developed an operating plan designed to increase revenue, control operating costs, establish customer and vendor relationships, and raise additional capital in an effort to continue to fund operations and working capital requirements until such time that the Company can generate sufficient cash flows from operations. The Company's ability to continue as a going concern is dependent upon it executing in accordance with management's plan. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Revenue Recognition: In 2014, the FASB issued ASU 2014-09, *Revenue: Revenue from Contracts with Customers* (ASC 606), which replaces the existing revenue recognition standards and significantly expands the disclosure requirements for revenue arrangements. Effective January 1, 2019, the Company adopted the guidance under ASC 606 using the modified retrospective approach. Under ASC 606, revenue is recognized when the Company satisfies a performance obligation by transferring goods or services promised in a contract to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Performance obligations in contracts represent distinct or separate service streams that the Company provides to customers.

The Company has chosen to elect a practical expedient available under ASC 606 that allows the Company to only evaluate contracts which are not completed when determining the cumulative effect adjustment under the modified retrospective approach as of January 1, 2019, in connection with the adoption of ASC 606. As such, contracts that are "completed contracts" as of December 31, 2018, will not be required to be reviewed. Completed contracts represent contracts where all or substantially all of the revenue has been recognized under ASC 985 or ASC 605 prior to the ASC 606 adoption date.

The impact of the adoption of the new revenue recognition guidance was determined to not be material to the Company's financial statements.

Revenue is recognized when control of the goods and services provided is transferred to the Company's customers and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services using the

1. **Organization and Significant Accounting Policies (Continued):**

following steps: 1) identification of the contract, or contracts with a customer, 2) identification of performance obligations in the contract, 3) determination of the transaction price, 4) allocation of the transaction price to the performance obligations in the contract and 5) recognition of revenue when or as the Company satisfies the performance obligations.

The Company generates revenue from subscription for its hosted software services and professional services. The Company provides a software-as-a-service (SaaS) solution to customers in which the customer does not have the rights to the software license itself, but can use the software for the contracted term and the subscription revenue is recognized ratably over the term contract. Professional services consist of additional analytical reports for the related election and onboarding services such as implementation, set-up and training services. The Company recognizes revenue from professional services as the services are provided.

The Company typically invoices its customers for subscription services monthly or for professional services as they are provided. Typical payment terms provide that customers pay within 30 - 90 days of invoice.

Significant Judgments: The Company's contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether those products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The Company at times sells its subscription and professional services as a bundle. The Company has concluded that their subscription and professional services are capable of being distinct and are distinct within the context of the contract. As a result, these products and services are considered distinct performance obligations when included in bundled contract arrangements.

For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation on a relative standalone selling price (SSP) basis. The SSP is the price at which the Company would sell a promised product or service separately to a customer. Judgment is required to determine the SSP for each distinct performance obligation.

The Company determines SSP by considering its overall pricing objectives, historical transactions and market conditions. In certain cases, such as for professional services, the Company is able to establish SSP based on observable prices of products or services sold separately in comparable circumstances to similar customers. The Company uses a single amount to estimate SSP when it has observable prices. If SSP is not directly observable, for example when pricing is highly variable, the Company develops an estimate for SSP which is developed based on historical transactions for similar products, pricing objectives and industry trends.

Accounts Receivable: Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon management's assessment of the collectability of accounts receivable, which considers historical write-off experience and any specific risks identified in customer collection matters. Bad debts are written off against the allowance when identified. As of December 31, 2020 and 2019, management believes no allowance for uncollectible accounts receivable is necessary.

Accounts receivable from contracts with customers for the year ended December 31, 2019 consists of the following:

	End of Year	Beginning of Year
Accounts Receivable	$ 541,568	$ 173,806

Other Receivable: Other receivable are comprised of federal refunds related to tax credits.

Cash: The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with high-credit quality financial institutions. The Company believes it is not exposed to any significant losses due to credit risk on cash. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable.

1. **Organization and Significant Accounting Policies (Continued):**

The Company maintains an allowance for potentially uncollectible accounts receivable. Consequently, the Company believes that its exposure to losses due to credit risk on net accounts receivable is limited.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, as follows:

Computer Equipment	3 Years

Internal-Use Software Development Costs: The Company expenses costs incurred for internal-use software in the preliminary stages of development as incurred. Costs incurred by the Company during the application development stage are capitalized, subject to their recoverability. All costs incurred after the software has been implemented and is fully operational are expensed as incurred. As of December 31, 2020 and 2019, the Company did not capitalize any costs for internal-use software development costs.

Impairment of Long-Lived Assets: It is required that long-lived assets, including purchased intangible assets with finite lives, be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2020 and 2019, the Company has determined that there have been no significant events or changes in circumstances that would trigger impairment testing of the Company's long-lived assets.

Cost of Revenue: Cost of revenue primarily represents payroll and related costs and internal software costs.

Advertising Costs: The Company expenses advertising costs as incurred. During the years ended December 31, 2020 and 2019, the Company incurred advertising expense in the amounts of $40,986 and $76,708, respectively.

Research and Development Costs: The Company expenses all research and development costs as incurred.

Nonvested Restricted Common Stock: The Company may grant nonvested restricted common shares to employees, directors, and consultants with or without cash considerations. These grants contain certain restrictions on the sale of the shares. Upon termination of the relationship with a holder of the nonvested restricted common shares, the Company has the right to repurchase the nonvested restricted common shares at the price paid by the holder or, if there was no consideration, a price per share defined in the agreement..

Stock-Based Compensation: The Company recognizes stock-based compensation on awards granted under a stock compensation plan. Stock-based compensation expense is recorded for awards issued to employees and nonemployees using the fair value method with a corresponding increase in additional paid-in capital. Stock-based compensation awards are measured at the grant date fair value with compensation expense recognized on a straight-line basis over the requisite vesting period of the award.

Income Taxes: The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Deferred income tax assets, including those resulting from loss and credit carryforwards, and liabilities are measured using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

The Company assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The Company's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of operations.

1. Organization and Significant Accounting Policies (Continued):

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with GAAP. Actual results experienced by the Company may differ from those estimates.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2020 through July 26, 2021, the date the financial statements were available to be issued.

Recently Adopted Accounting Policies: In June 2018, the FASB issued ASU 2018-07, *Compensation – Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting*, which is intended to simplify the accounting for nonemployee share-based payment transactions by superseding most of the existing accounting guidance for nonemployee share-based payments for goods or services, and instead aligning the guidance with the guidance for employee share-based payments, including now estimating the fair value of the equity instrument the Company is obligated to issue at the date of grant. The Company adopted the provisions of this ASU effective beginning January 1, 2020. The impact of the adoption of this ASU was immaterial to the financial statements.

In August 2018, the FASB issued ASU 2018-15, *Intangibles – Goodwill and Other-Internal-Use Software: Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract*, which aligns the accounting for implementation costs incurred in a hosting arrangement that is a service contract with the accounting for implementation costs incurred to develop or obtain internal-use software, in order to determine which costs to capitalize and recognize as an asset and which costs to expense. Effective January 1, 2020, the Company elected to early adopt this ASU and prospectively apply the provisions of this ASU. The impact of the adoption of this ASU was immaterial to the financial statements.

2. Property and Equipment:

Property and equipment as of December 31, 2020 and 2019 consist of the following:

	2020	2019
Computer Equipment	$ 101,220	$ 86,118
Less: Accumulated Depreciation	61,334	29,948
	$ 39,886	$ 56,170

Depreciation expense for the years ended December 31, 2020 and 2019 amounted to $31,386 and $20,052, respectively.

3. Preferred Stock:

As of December 31, 2020, the Company has 2,254,818 shares of $0.0001 par value preferred stock authorized, of which 999,146 shares are designated as Series Seed Convertible Preferred Stock (Series Seed Preferred Stock) and 1,255,672 shares are designated as Series A Convertible Preferred Stock (Series A Preferred Stock).

During February, April and June 2019, the Company issued a total of 1,255,672 shares of Series A Preferred Stock at an issuance price of $5.5747 per share for aggregate cash proceeds of $6,964,217, net of issuance costs of $35,778.

The Series Seed and Series A Preferred Stock have the following rights and preferences:

Voting Rights: The Series Seed and Series A preferred stockholders are entitled to the number of votes equal to the number of shares of common stock into which the shares of Series Seed and Series A Preferred Stock held by each holder are then convertible.

Dividends: The Series A and Series Seed preferred stockholders are entitled to receive dividends when and if declared by the Board of Directors. As of December 31, 2020, no dividends have been declared.

Liquidation: Upon the liquidation, dissolution or winding up of the Company, the stockholders of the Series Seed and Series A Preferred Stock are entitled to be paid, on a pari passu basis, in preference to all common stockholders, an amounted equal to the greater of (i) $2.59392 and $5.5747 per share, respectively, as adjusted for certain events, plus any declared but unpaid dividends, or (ii) an amount equal to the Series Seed and Series A Preferred Stock on an as converted basis into common stock. After full

3. Preferred Stock (Continued):

preferential payment has been made to the holders of the Series Seed and Series A Preferred Stock, the remaining assets available for distribution shall be distributed to the holders of the common stock ratably in proportion to the number of shares of common stock held.

Conversion: Each share of Series Seed and Series A Preferred Stock, at the option of the holders, is convertible into a number of fully paid shares of common stock as determined by dividing the preferred stock original issuance price by the conversion price in effect at the time. The initial conversion price of the Series Seed and Series A Preferred Stock is $2.59392 and $5,5747, per share, respectively, and is subject to adjustment, as defined. Conversion is at the option of the holder, however it is automatic immediately upon either (i) the closing of a firm commitment underwritten public offering of the Company's common stock or (ii) the election by the majority holders of the then outstanding shares of Series Seed and Series A Preferred Stock.

Redemption: The Series Seed and Series A Preferred Stock are not redeemable at the option of the holder.

4. Common Stock:

As of December 31, 2020, the Company has 4,850,000 shares of $0.0001 par value common stock authorized. The voting, dividend and liquidation rights of the common stockholders are subject to, and qualified by, the rights, powers and preferences of the preferred stockholders and as designated by resolution of the Board of Directors. The holders of the common stock are entitled to one vote for each share of common stock held.

During 2017, the Company sold 1,900,000 shares of restricted common stock to certain employees for aggregate cash proceeds of $10,600. Restrictions on these shares lapsed over a period of time through January 2019. As of December 31, 2020 and 2019, all shares of restricted stock are fully vested.

As of December 31, 2020, 2,523,818 shares of common stock are reserved for the conversion of preferred stock and exercise of stock options.

5. Stock Compensation Plan:

Stock option grants are governed under the Company's 2017 Stock Incentive Plan (the Plan). Under the terms of the Plan, incentive stock options (ISOs) may be granted to employees of the Company and nonqualified stock options or restricted stock awards may be granted to directors, consultants, employees and officers of the Company. The exercise price of ISOs cannot be less than the fair value of the Company's common stock on the date of grant, or less than 110% of the fair value in the case of employees holding 10% or more of the voting stock of the Company. The options vest over a period determined by the Board of Directors and expire not more than ten years from the date of grant.

As of December 31, 2020, the Company's authorized common stock includes 577,331 shares of common stock reserved for issuance of options under the Plan, of which 305,269 shares are available for future grants.

Stock option activity under the Plan during the year ended December 31, 2020 is as follows:

	Number of Options	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2019	282,000	$ 1.42	
Granted	29,000	1.76	
Exercised	(1,500)	0.66	
Canceled	(40,500)	1.26	
Outstanding at December 31, 2020	269,000	$ 1.48	8.32
Vested and Expected to Vest at December 31, 2020	267,937	$ 1.48	8.32
Exercisable at December 31, 2020	189,984	$ 1.40	8.18

During the years ended December 31, 2020 and 2019, option holders of the Company exercised 1,500 and 1,562 common stock options, respectively, in exchange for cash proceeds of $990 and $1,031, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2020 and 2019 amounted to $1,650 and $1,718, respectively.

During the years ended December 31, 2020 and 2019, stock-based compensation expense related to stock options was deemed to be immaterial to the financial statements.

Expense related to share-based payments is recognized over the vesting period of the options. The Company has elected to recognize forfeitures as they occur.

6. Income Taxes:

The provision for income taxes during the years ended December 31, 2020 and 2019 consists of the following:

	2020	2019
Deferred:		
Federal	$ (750,300)	$ (474,520)
State	(351,372)	(223,042)
	(1,101,672)	(697,562)
Change in Valuation Allowance	1,101,672	697,562
	$ -	$ -

Deferred income taxes reflect the impact of carryforwards and temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The carryforwards and temporary differences, which give rise to a significant portion of the Company's deferred tax asset (liability) as of December 31, 2020 and 2019, are as follows:

	2020	2019
Net Operating Loss and Credit Carryforwards	$ 2,144,385	$ 1,044,241
Other	4,709	3,181
	2,149,094	1,047,422
Less: Valuation Allowance	2,149,094	1,047,422
	$ -	$ -

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted and signed into law to provide certain aid and stimulus to the U.S. economy. The CARES Act lifts certain deduction limitations originally imposed by the Tax Cuts and Jobs Act of 2017 (the Tax Act). Under the Tax Act, federal net operating losses generated after 2017 could not be carried back and utilization was limited to 80% of taxable income. The CARES Act allows for a five-year carryback of federal net operating losses generated in 2018 through 2020 and eliminates the 80% taxable income limitation by allowing entities to fully utilize net operating loss carryforwards to offset taxable income in 2018 through 2020. In addition, the CARES Act generally allows taxpayers to deduct interest up to 50% of adjusted taxable income (30% limit under the Tax Act) for tax years 2019 and 2020. The CARES Act also allows taxpayers with prior year alternative minimum tax credits (repealed by the Tax Act) to accelerate refund claims to tax years beginning in 2018 and 2019 instead of recovering the credits over a period of years, as originally enacted by the Tax Act. Additionally, the CARES Act raises the corporate charitable deduction limit to 25% of taxable income and provides a technical correction to the Tax Act to generally provide qualified improvement property a 15-year cost-recovery period and allow 100% bonus depreciation.

The enactment of the CARES Act did not result in any material adjustments to the Company's income tax provision for the year ended December 31, 2020, or to its deferred taxes and related allowance as of December 31, 2020.

As of December 31, 2020, the Company has federal and state net operating loss carryforwards totaling approximately $7,533,000 and $7,597,000, respectively, which are available to reduce the Company's future taxes. The pre-2018 federal net operating loss carryforwards total approximately $1,200,000 and expire through 2037. Beginning in 2018, federal net operating loss carryforwards do not expire. The state net operating loss carryforwards expire through 2040. As of December 31, 2020 and 2019, the Company has established a full valuation allowance in the respective amounts of $2,149,094 and $1,047,422 against its deferred tax assets because the future realization of such benefits is uncertain. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available to be used in any given year in the event of any significant changes in ownership of the Company.

The provision for income taxes differs from the expense that would result from applying statutory rates to income before income taxes. The differences primarily result from changes in valuation allowance.

The Company has not recognized any liabilities for uncertain tax positions or unrecognized benefits as of December 31, 2020 and 2019. The Company does not expect any material change in uncertain tax benefits within the next 12 months.

7. Retirement Plan:

The Company sponsors a defined contribution plan covering substantially all of its employees who meet certain eligibility requirements. The Company, at the discretion of the Board of Directors, may make contributions to the plan. During the years ended December 31, 2020 and 2019, the Company made contributions to the plan of $48,992 and $25,291, respectively.

8. Economic Dependency:

During the years ended December 31, 2020 and 2019, the Company generated a substantial portion of its revenue from two and one customers, which approximated 79% and 93% of the Company's total revenue during the years ended December 31, 2020 and 2019, each respectively. As of December 31, 2020 and 2019, accounts receivable from four and one customers represented approximately 95% and 94%, respectively, of the Company's total accounts receivable.

9. Risks and Uncertainties:

The COVID-19 pandemic has continued into 2021 resulting in continued economic uncertainties. The extent to which the Company's financial results will be affected cannot be reasonably estimated at this time.

10. Commitments and Contingencies:

Indemnifications: In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2020 and 2019, no amounts have been accrued related to such indemnification provisions.

11. Subsequent Events:

Canada Subsidiary: On May 14, 2021, the Company formed Voatz Canada LTD, a Canadian subsidiary.

Consolidated Appropriations Act: On December 27, 2020, the Consolidated Appropriations Act was enacted and signed into law, which in part, was designated to provide certain aid and stimulus to the U.S. economy. The Company qualifies as a small business under the Consolidated Appropriations Act and submitted a loan application with a qualified lender for funding under the Paycheck Protection Program (PPP), administered by the SBA.

On January 29, 2021, the Company's application with the lender was approved and as a result, the Company obtained a loan (the PPP Loan) in the amount of $439,675. The PPP Loan bears fixed interest at 1.00% per annum, which begins accruing from the date of the loan, and matures on January 29, 2026. The PPP Loan is unsecured and guaranteed by the SBA. The PPP Loan is eligible to be forgiven provided the Company satisfies certain conditions and upon approval by the lender and the SBA. The PPP Loan provides for the deferral of payments until the SBA has determined the forgiveness amount, at which time, any remaining PPP Loan amount requires equal payments of principal plus accrued interest in an amount sufficient to repay the remaining PPP Loan balance by the maturity date.

1 Highwood Drive, Tewksbury, MA 01876

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